[Chesapeake Energy Corporation]

December 22, 2005

Ms. April M. Sifford

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

RE:	Chesapeake Energy Corporation Form 10-K for the Fiscal Year Ended December 31, 2004 Filed March 9, 2005 File No. 1-13726

Dear Ms. Sifford:

This letter sets forth the responses of Chesapeake Energy Corporation to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission received by letter dated December 8, 2005.

The comments relate to the staff’s review of the company’s annual report on Form 10-K for the year ended December 31, 2004 and direct the company to amend its 2004 Form 10-K in order to comply with certain of the comments. While the company believes many of the comments suggest improved disclosure, for the reasons stated in this response letter, the company believes that retroactive compliance with these comments would not materially add to its overall disclosure. In addition, we will file our Form 10-K for the year ended December 31, 2005, which will be responsive to the staff’s comments, on or before March 16, 2006. We believe an amended 2004 Form 10-K filed in early 2006 would not enhance the total mix of information about our company currently available to investors. Accordingly, we respectfully request that the staff allow the company to comply with the comments in a prospective manner in future filings with the Commission as outlined in our responses below to the comments.

For the convenience of the staff, we have repeated below the comments of the staff in the review letter and followed each comment with the company’s response.

Securities and Exchange Commission

December 22, 2005

Business, page 2

Proved Reserves, page 8

1.

We note your disclosure of the table calculating the “Present Value” of your proved reserves (or what is more commonly known as PV10) as of December 31, 2004, which differs from the standardized measure, as calculated and presented in accordance with SFAS 69. Please be advised that this disclosure is considered a non-GAAP measure. As such, you must provide all disclosures required by Item 10(e) of Regulation S-K. We also note the disclosure of this measure in Note 11 on page 96. As the disclosure is not in accordance with GAAP, please remove the measure from your financial statement disclosures.

Response: The company acknowledges the staff’s comment that the present value of proved reserves, or PV-10, differs from the standardized measure calculated and presented in accordance with SFAS 69. We also acknowledge the staff’s comment (# 2 below) that our disclosure of estimated future net revenue appears to be a non-GAAP measure. We have defined these terms in the 2004 Form 10-K in various places, including the Glossary on pages 20 and 21, to provide readers an understanding of the different measures. We have not included disclosures required by Item 10(e) of Regulation S-K because we do not believe future net revenue and PV-10 are non-GAAP measures, using the definition of S-K Item 10(e)(2).

A non-GAAP financial measure is defined as a numerical measure of historical or future financial performance, financial position or cash flows that differs from “the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer.” [Emphasis added.] The standardized measure calculated and presented in accordance with SFAS 69 is not in any financial statement. It is a supplementary measure required to be included in an unaudited note to an issuer’s audited financial statements. Without guidance from the Commission to the contrary, we did not believe it was possible to have a “non-GAAP financial measure,” as defined, unless there was an analogous GAAP measure presented in the financial statements.

Further, future net revenue and PV-10 do not measure a company’s historical or its future financial performance, financial position or cash flows. Future net revenue, PV-10 and standardized measure are not intended to predict a company’s actual future financial performance, as they are calculated based upon prices, costs and reserve (proved only) quantities at a single moment in time. The prescribed discount factor does not vary as economic conditions change. In effect, all three measures are standardized appraisals of value.

Whether or not they are characterized as non-GAAP financial measures, future net revenue and the related PV-10 are commonly used in the oil and gas industry. They are not just variants of the SFAS 69 standardized measure. As explained on pages 14 and 48 of the 2004 Form 10-K, under the full-cost method of accounting, we must calculate future net revenue and PV-10 each quarter in order to perform the full-cost ceiling test required by Rule 4-10(c)(4) of Regulation S-X. In

Securities and Exchange Commission

December 22, 2005

this regard, future net revenue and PV-10 appear to be “operating or statistical measures,” which are specifically excluded from the category of non-GAAP financial measures by S-K Item 10(e)(4). This quarterly calculation of future net revenue and PV-10 goes on without excluding any amount from or including any amount in a GAAP measure or, for that matter, the SFAS 69 standardized measure, which we calculate only at year end. In addition, our management uses future net revenue and PV-10 in valuing our oil and gas assets and those of other companies, including competitors and acquisition targets, without regard to the entity’s tax situation. We believe these are also important metrics for the investment community. In fact, rating agencies specifically request that we provide them PV-10 using various pricing assumptions.

We have no objection to providing enhanced disclosure in our future annual reports with respect to future net revenue and PV-10, even though we question the applicability of Regulation S-K Item 10(e)(2). In our 2005 Form 10-K, we propose to add the standardized measure to our tabular disclosure of the future net revenue and PV-10 of our proved reserves at year end (e.g., Oil and Gas Reserves, page 23 of the 2004 Form 10-K) and a statement, such as the following, justifying the use of future net revenue and PV-10:

Management uses future net revenue, which is calculated on a pre-tax basis, and the present value thereof to estimate the value of the company’s current proved reserves and to compare relative values among peer companies without to regard to income taxes. We also understand that securities analysts and rating agencies use this measure in similar ways. While future net revenue and present value are based on prices, costs and discount factors which are consistent from company to company, the standardized measure of discounted future net cash flows is dependent on the unique tax situation of each individual company.

The standardized measure would appear in the table with the same prominence as future net revenue and PV-10 (whereas the standardized measure of $7.6 billion is provided in a footnote to the table on page 23 of the 2004 Form 10-K). Because the only difference between PV-10 and standardized measure is that the latter is tax effected, we believe no further reconciliation is necessary.

We would further propose to continue providing in our annual reports the PV-10 of our proved reserves by operating area, with appropriate footnote reference to the standardized measure, as we did on page 8 of our 2004 Form 10-K. We have historically provided this breakdown of PV-10 because we believe it helps investors understand our property profile. The standardized measure is calculated on an aggregate basis, however, and there are no GAAP measures to which we can compare or reconcile operating area PV-10. In our 2005 Form 10-K, after the table providing PV-10 by operating area, we propose to add disclosure directing readers to the fuller discussion of company-wide proved reserves, future net revenue and PV-10 elsewhere in the report (e.g., Oil and Gas Reserves, page 23, and the standardized measure disclosures in note 11 on page 95 of the 2004 Form 10-K).

For the reasons stated above, we believe the proposed revisions are not significantly material to warrant amendment of the 2004 Form 10-K.

Securities and Exchange Commission

December 22, 2005

The company also acknowledges the staff’s request to remove disclosure of discounted future net cash flows before income taxes in note 11 on page 96 of the 2004 Form 10-K. We propose to comply in our 2005 Form 10-K and undertake not to include it in our SFAS 69 disclosures.

Properties, page 22

Oil and Gas Reserves, page 23

2.

We also note the disclosure of “estimated future net revenue” of $19,584,358 as of December 31, 2004. This disclosure appears to be a non-GAAP measure. Therefore, you must provide all disclosures required by Item 10(e) of Regulation S-K. Please revise your disclosures accordingly.

Response: Estimated future net revenue is defined, and its limitations are discussed, in our 2004 Form 10-K (e.g., see pages 12 and 24). As discussed in our response to comment # 1 above, we do not consider estimated future net revenue a non-GAAP financial measure and therefore we believe it is not subject to the disclosure requirements of Item 10(e) of Regulation S-K. Nevertheless, we have proposed to include additional disclosures in our 2005 Form 10-K responsive to Item 10(e). Please see our response to comment # 1 above for the specific disclosures proposed with respect to estimated future net revenue.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Executive Summary, page 30

3.	We note your disclosure of reserve replacement ratios during 2004, 2003 and 2002 and your definition of reserve replacement included on page 20. Please expand your disclosure to address the following:
•

Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped). It is not appropriate to calculate this ratio using non-proved reserve quantities or proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.

Response: In the overview at the beginning of MDA of our 2005 Form 10-K, we propose to add information identifying the status of proved reserves additions, as follows:

Our ratio of proved undeveloped reserve additions to total proved reserve additions was approximately __ % in 2005, 56% in 2004 and 35% in 2003.

We also propose to add to our definition of reserve replacement in the Glossary the following:

Securities and Exchange Commission

December 22, 2005

In calculating reserve replacement, we do not use unproved reserve quantities or proved reserve additions attributable to less than wholly owned consolidated entities or investments accounted for using the equity method.

•

Explain whether or not the historical sources of reserve additions are expected to continue and the extent to which external factors outside of management’s control impact the amount of reserve additions from that source from period to period.

Response: We believe the 2004 Form 10-K adequately disclosed our expectation of a continuation of the two principal historical sources of reserve additions for the company, organic growth (that is, exploration and development) and acquisitions, and our activities in 2005 have confirmed that expectation. We quantify the sources of 2004 reserve additions, including performance and pricing revisions, on page 30 in the paragraph referred to in this comment, as follows:

Reserve additions through the drill bit were 962 bcfe (including 141 bcfe from performance revisions and 5 bcfe from revisions due to oil and natural gas price increases), or 46% of the total increase in 2004, and reserve additions through acquisitions, net of miscellaneous divestitures, were 1,134 bcfe, or 54% of the total increase.

In the second paragraph of the Executive Summary on page 30, we state our belief that we have the largest onshore U.S. inventories of leasehold and 3-D seismic data, and we disclose that we have more than a seven-year drilling backlog of 7,000 locations. We provide historical drilling and acquisition expenditures on page 8 and our budget for drilling, land and seismic activities for 2005 on page 31. We believe these disclosures effectively conveyed the message that we had the ability and the commitment to continue growing through drilling. On page 9, in a disclosure developed in response to staff comments received in mid-2003, we describe matters outside our control that can affect future drilling as follows:

Chesapeake’s developmental drilling schedules are subject to revision and reprioritization throughout the year, resulting from unknowable factors such as the relative success in an individual developmental drilling prospect leading to an additional drilling opportunity, rig availability, title issues or delays, and the effect that acquisitions may have on prioritizing development drilling plans.

Our acquisitions and financing transactions in 2004 are detailed on pages 35 and 36. We address the availability of capital for future operations and acquisitions, with cautionary language, on page 32. Many of the risks associated with replacing reserves through drilling and through acquisitions are discussed with some specificity in the Risk Factors section beginning on page 10. While further explanations of this subject may be duplicative, we propose adding a sentence highlighting the uncertainties of drilling and acquisitions, such as the following, in the overview section of MDA in our 2005 Form 10-K in response to the staff’s concern:

Securities and Exchange Commission

December 22, 2005

We expect to continue replacing reserves through the drillbit and acquisitions, although the timing and magnitude of future additions are uncertain.

•

Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, the availability of additional development capital and the installation of additional infrastructure.

Response: We believe the following disclosures in the 2004 Form 10-K are responsive to this comment:

In each of the core operating areas where Chesapeake sells its oil and natural gas, established marketing and transportation infrastructures exist thereby contributing to high wellhead price realizations on all properties in which we own an economic interest. [page 30]

The future net revenue attributable to our estimated proved undeveloped reserves of $6.3 billion at December 31, 2004, and the $3.1 billion present value thereof, has been calculated assuming that we will expend approximately $1.9 billion to develop these reserves. The amount and timing of these expenditures will depend on a number of factors, including actual drilling results, product prices and the availability of capital, but we have projected to incur $1.0 billion in 2005, $0.5 billion in 2006, $0.2 billion in 2007 and $0.2 billion in 2008 and beyond. We do not believe any of these proved undeveloped reserves are contingent upon installation of additional infrastructure and we are not subject to regulatory approval other than routine permits to drill, which we expect to obtain in the normal course of business. [page 24]

The risks inherent in changes in oil and gas prices and the availability of additional development capital are addressed in various parts of the 2004 Form 10-K, including “Risk Factors” beginning on page 10. In “Sources of Liquidity and Uses of Funds” on page 31, we stated our belief that cash flow from operations would exceed drilling capital expenditures in 2005. Substantially all of the company’s properties are located in the United States and they include very few federal leases. Regulatory approval is rarely an issue for the company. In addition, mid- and down-stream and service infrastructure is largely in place in the company’s operating areas, including its two principal operating areas, the Mid-Continent and more recently the Appalachian Basin. We believe the 2004 Form 10-K has adequately described the uncertainties mentioned with respect to newly discovered reserves, but we will be mindful of the staff’s comment as we prepare our 2005 Form 10-K.

•	Indicate the time horizon of when the reserve additions are expected to be produced to provide a better understanding of when these reserve additions could ultimately be converted to cash inflows.

Securities and Exchange Commission

December 22, 2005

Response: In addition to providing decline rates with respect to all our producing properties, including new reserve additions (see the paragraph referred to in this comment), in the overview of MDA in our 2005 Form 10-K, we propose to add the following disclosure:

Based on our current drilling schedule and budget, we expect that approximately __ % of the proved undeveloped reserves we added in 2005 will begin producing by 200_. Generally, proved developed reserves are producing at the time they are added or will begin producing within a year.

•	Disclose the limitations of this measure.

Response: In our 2005 Form 10-K, we propose to add the following to our definition of reserve replacement in the Glossary:

It should be noted that the reserve replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely based on the extent and timing of new discoveries and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not imbed the cost or timing of future production of new reserves, it cannot be used as a measure of value creation.

General Response: In many of our responses to comment #3 above, we have highlighted disclosures in the 2004 Form 10-K that address the subject raised by the staff. In general, we believe existing disclosures adequately address reserve replacement. Nevertheless we have proposed new reserve replacement disclosures in our 2005 Form 10-K in response to the staff’s comments. In our opinion, however, amendment of the 2004 Form 10-K for these disclosures is not warranted.

Financial Statements and Supplementarv Data, page 57

Consolidated Statements of Operations, p 62

4.

Please revise your consolidated statements of operations and the selected financial data presented on page 28 to remove the separate disclosure and line item titled “stock compensation expense”. We believe this presentation is inappropriate as there is no provision within SFAS 123R for such separate disclosure in the income statement. You may also refer to SAB 107, Section F.

Response: In response to the staff’s comment, the company proposes to remove the separate disclosure and line item titled “Stock-based compensation” from selected financial data and consolidated statements of operations in its future periodic report filings with the Commission. The company also proposes to integrate its discussion of stock-based compensation into the general discussion of General and Administrative Expense in Management’s Discussion and Analysis of Results of Operations and Financial Condition in future filings.

Securities and Exchange Commission

December 22, 2005

We understood that SAB 107 did not permit stock-based compensation to be presented as a separate category in the income statement but required that it be presented in its “functional” categories, such as G&A or capitalized into the full cost pool. We have reported stock-based compensation in this manner, and our disclosure on page 43 of the 2004 Form 10-K provides the amounts for these two categories. We believed our presentation showing that our reported G&A had two components (G&A excluding stock-based compensation and stock-based compensation) provided helpful, easily accessible (and frequently requested) information to investors and analysts. We respectfully submit that removing the separate disclosure line for stock-based compensation is not significantly material to warrant amendment of the 2004 Form 10-K.

Consolidated Statements of Cash Flows, page 63

5.

Please revise your consolidated statements of cash flows and the selected financial data relating to cash flows presented on page 29 to remove the subtotal and disclosure of “cash provided by operating activities before changes in assets and liabilities”. The presentation of this amount is inappropriate as SFAS 95 does not provide for the disclosure of such balance.

Response: The company acknowledges the staff’s comment and proposes to revise our consolidated statements of cash flows and the selected financial data relating to cash flows to remove the subtotal and disclosure of “cash provided by operating activities before changes in assets and liabilities” in our future periodic report filings. For your information, we believe removing this amount from our financial disclosures will frustrate many of our investors, who routinely use it in their analysis of the company.

Consolidated Statements of Stockholders’ Equity, page 65

6.

Revise your consolidated statements of stockholders’ equity or disclose in a footnote the changes in number of shares of each class of preferred and common stock for each period in which an income statement is presented. Please refer to Regulation S-X, Rule 5-02.29 and .30 for further guidance.

Response: There are several sources of this information in our 2004 Form 10-K. As examples, the line items in the statements of stockholders’ equity on page 65 detail changes in the number of shares of preferred and common stock over the three years ended December 31, 2004; the supplemental schedule of non-cash investing and financing activities on page 64 addresses certain stock exchanges and conversions; our stockholders’ equity note on pages 83 and 84 describes conversions, exchanges and issuances of shares during the periods presented; and the balance sheets on page 61 reflect the shares outstanding at each balance sheet date. We agree with the staff, however, that the additional disclosure requested would provide more transparency to changes in our stock. Accordingly, we propose to include a table in the stockholders’ equity note to our financial statements in our 2005 Form 10-K (e.g., note 9 to the financial statements included in our 2004 Form 10-K) showing changes in the number of shares of each class of preferred stock and common stock during 2003, 2004 and 2005.

Securities and Exchange Commission

December 22, 2005

1. Basis of Presentation and Summary of Significant Accounting Policies, page 67

7.

We note you have a significant investment in leasehold and 3-D seismic inventories. Please expand your footnotes and tell us in detail how you account for this investment in seismic data under the full cost method. In your response, specifically address when these amounts are capitalized, how the amounts are identified with evaluated and unevaluated property and at what point the amounts are transferred into the full cost pool. Please quantify the amounts recorded in your financial statements as of September 30, 2005 and December 31, 2004 and 2003.

Response: The company acknowledges the staff’s comment and proposes to include the requested disclosure in our 2005 Form 10-K. Our proposed disclosure in note 1 to our financial statements on oil and gas properties (e.g., page 67 of our 2004 Form 10-K) would be as follows:

We account for seismic costs in accordance with Rule 4-10 of Regulation S-X. Specifically, Rule 4-10 requires that all companies that use the full cost method capitalize exploration costs as part of their oil and gas properties (i.e., full cost pool). Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Further, exploration costs include, among other things, geographical and geophysical studies and salaries and other expenses of geologists, geophysical crews, and others conducting those studies. Such costs are capitalized as incurred.

Seismic costs directly associated with the acquisition and evaluation of unproved properties are excluded from the amortization computation until it is determined whether or not proved reserves can be assigned to the properties. The company reviews its unproved properties and associated seismic costs quarterly in order to ascertain whether impairment has incurred. To the extent that seismic costs cannot be directly associated with specific unevaluated properties, they are included in the amortization base as incurred.

For your information, the company’s acquisition of seismic data is largely associated with specific unproved leasehold held by the company. In other words, the company rarely acquires seismic data on properties where we do not already own or lease the underlying rights to develop the mineral interests. As of September 30, 2005 and December 31, 2004 and 2003, the company’s seismic costs that were associated with unproved properties equaled $51.7 million, $33.9 million and $0, respectively, and the amounts included in the amortization base of the full cost pool were $181.0 million, $154.5 million and $131.6 million, respectively.

3. Senior Notes and Revolving Bank Credit Facility. page 74

8.

We note your senior notes are fully and unconditionally guaranteed by all your subsidiaries on a joint and several basis. Confirm that all subsidiary guarantors are wholly-owned and therefore meet the conditions of Rule 3-10(f) of Regulation S-X.

Securities and Exchange Commission

December 22, 2005

Response: The company confirms that all of our subsidiary guarantors are wholly owned and therefore meet the conditions of Rule 3-10(f) of Regulation S-X. We propose to clarify our disclosure in our 2005 Form 10-K as follows:

Our obligations under our outstanding senior notes have been fully and unconditionally guaranteed, on a joint and several basis, by all of our wholly owned subsidiaries.

9. Stockholder’s Equity, Restricted Stock and Stock Options, page 83

9.

On the face of the consolidated statement of operations, you have reflected a loss on conversion and exchange of preferred stock of $36,678 during the year ended December 31, 2004. However, your current footnote disclosure states only that conversions of preferred stock occurred during the year. Please expand your footnotes to address the loss recognized upon conversion and how the amount of the loss was determined.

Response: The company acknowledges the staff’s comment and proposes to include the requested disclosure in our 2005 Form 10-K. Our proposed disclosure in the note to our financial statements on stockholders’ equity (e.g., note 9 to the financial statement included in our 2004 Form 10-K) would be as follows:

In connection with these exchanges, we recorded a loss of $___ million in 2005 and $36.7 million in 2004 in the consolidated statements of operations. In general, the loss is equal to the excess of the fair value of the common stock over the carrying amount of the preferred stock. With respect to the stock that is exchanged pursuant to an inducement offer (i.e., our offer to exchange), the loss is equal to the excess of the fair value of all common stock exchanged over the fair value of the securities issuable pursuant to the original conversion terms of the preferred stock.

Should any member of the staff have any questions regarding our responses to your comments set forth above, or need additional information, please do not hesitate to call me at (405) 879-9232 or Mike Johnson at (405) 879-9229 at your convenience, or you may contact our outside counsel, Connie Stamets, Winstead Sechrest & Minick P.C., at (214) 745-5788. As you requested in the comment letter, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

December 22, 2005

Very truly yours,

Marcus C. Rowland

Executive Vice President

and Chief Financial Officer

cc (staff courtesy copy):

Ms. Shannon Buskirk

Dallas_1\4305376\6

20988-1 12/22/2005